Filed by Westcorp pursuant to Rule 425 under
the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Westcorp
Commission File No.: 001-09910
Registration Statement No.: 333-129196
Date: November 7, 2005
- Westcorp Sets January 6, 2006 Special Meeting Date -
Irvine, CA — November 7, 2005: Westcorp (NYSE:WES) today announced that a special meeting for Westcorp shareholders has been set for 10:00 a.m. PT, Friday, January 6, 2006 at Westcorp’s headquarters at 23 Pasteur, Irvine, California 92618. The record date for determining the Westcorp shareholders entitled to notice of and to vote at the Westcorp special meeting is November 17, 2005.
At the special meeting, Westcorp shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, as amended and restated, dated as of September 12, 2005, among Wachovia Corporation (“Wachovia”), Westcorp, Western Financial Bank and WFS Financial Inc (“WFS Financial”), and to approve the merger of Westcorp with and into Wachovia, with Wachovia as the surviving corporation (the “Westcorp Merger”), among other items.
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, among other things, information regarding the proposed merger. The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (i) receipt of the approval of the merger agreement by Westcorp and WFS Financial shareholders; (ii) receipt of requisite regulatory approvals, including the approval of applicable banking regulators; (iii) receipt of opinions as to the tax treatment of the Westcorp Merger and the acquisition of WFS Financial by Wachovia, pursuant to the merger of WFS Financial Inc with a new wholly owned subsidiary (the “WFS Merger”); (iv) listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Wachovia’s common stock to be issued in the Westcorp Merger and the WFS Merger; (v) actual or potential litigation; and (vi) satisfaction of certain other conditions. Additional factors that could cause the Company’s results to differ materially from those described in the forward-looking statements can be found in Westcorp’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All forward-looking statements in this document are made as of the date hereof, based on information available to Westcorp as of the date hereof, and Westcorp assumes no obligation to update any forward-looking statement.
Additional Information
The proposed Westcorp Merger will be submitted to Westcorp’s shareholders for their consideration and the WFS Merger will be submitted to WFS Financial’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement-prospectus for each of Westcorp and WFS Financial, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed mergers with the SEC. The registration statement and preliminary joint proxy statement-prospectus are not yet final and will be further amended. Shareholders are urged to read the definitive joint proxy statement-prospectus when it is available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about Wachovia, Westcorp, WFS Financial, the proposed mergers and transactions contemplated thereby and related matters. You can obtain a free copy of the definitive joint proxy statement-prospectus once it is available, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings.” Copies of the definitive joint proxy statement-prospectus once it is available, and SEC filings that are incorporated by reference therein, can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.
Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement-prospectus once it is available, regarding the proposed mergers. You may obtain free copies of these documents as described in the preceding paragraph.